ISSUERPIXEL, INC.

REVIEWED FINANCIAL STATEMENTS

For the Two Months Ended February 28, 2021 and the

Year Ended December 31, 2020

ISSUERPIXEL, INC.

For the Two Months Ended February 28, 2021 and

the Year Ended December 31, 2020

CONTENTS



Legacy CPAs, LLC

2158 N. Gilbert Road
Suite 111
Mesa, Arizona 85203

Phone: 480.994.0945
Fax: 480.994.0159
Email: cpa@legacy-cpas.com
www.legacy-cpas.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders
issuerPixel, Inc.
Las Vegas, NV

We have reviewed the accompanying financial statements of issuerPixel, Inc., which comprise the balance sheet as of February 28, 2021 and December 31, 2020, the statement of income and retained earnings, the statement of cash flows, and the related notes to the financial statements, including the supplementary schedules for the two months and the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance generally accepted accounting principles. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with generally accepted accounting principles. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with generally accepted accounting principles.

Legacy CPAs LLC

Legacy CPAs, LLC
Mesa, Arizona
March 8, 2021

1

ISSUERPIXEL, INC.
BALANCE SHEET
FEBRUARY 28, 2021 AND DECEMBER 31, 2020
(UNAUDITED)

ASSETS

CURRENT ASSETS	2/28/2021	12/31/2020
Cash (Note 1)	$ 1,043	$ 377
Total Current Assets	1,043	377
TOTAL ASSETS	$ 1,043	$ 377

LIABILITIES AND EQUITY

EQUITY	2/28/2021	12/31/2020
Common Stock, *(par value $.001, Authorized 50,000,000 Shares, Issued and Outstanding 12,235,200 Shares)*	$ 12,235	$ 12,235
Additional Paid-in Capital (Note 4)	59,641	38,406
Retained Earnings	(70,833)	(50,264)
Total Equity	1,043	377
TOTAL LIABILITIES AND EQUITY	$ 1,043	$ 377

ISSUERPIXEL, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2021 AND
THE YEAR ENDED DECEMBER 31, 2020
(UNAUDITED)

	2/21/2021	12/31/2020
Sales	$ -	$ -
General, Administrative, and Selling Expenses	20,569	50,264
Income From Operations	(20,569)	(50,264)
Retained Earnings, Beginning of Period	(50,264)	-
Retained Earnings, End of Period	$ (70,833)	$ (50,264)

ISSUERPIXEL, INC.
STATEMENT OF CASH FLOWS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2021 AND
THE YEAR ENDED DECEMBER 31, 2020
(UNAUDITED)

	2/21/2021	12/31/2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$ (20,569)	$ (50,264)
NET CASH USED IN OPERATING ACTIVITIES	(20,569)	(50,264)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Common Stock	-	12,235
Increase in Additional Paid-in Capital	21,235	38,406
NET CASH PROVIDED BY FINANCING ACTIVITIES	21,235	50,641
NET INCREASE IN CASH	666	377
CASH, BEGINNING OF PERIOD	377	-
CASH, END OF PERIOD	$ 1,043	$ 377

The accompanying notes are an integral part of these financial statements
See independent accountants' review report

4

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of issuerPixel, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

issuerPixel, Inc., A Delaware corporation, founded in 2020, is an online business-specific video and audio sharing platform offering services to companies around the world. The Company's focus is providing one location for a hierarchically indexed and cross indexed, industry-centric, media focused, relational database.

Method of Accounting

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash equivalents represent all cash on hand, in the bank or in marketable securities, with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

The Company currently has no accounts receivable. During the normal course of business, it is expected to accrue accounts receivable at which time management will assess the need to make an allowance for doubtful accounts.

Property, Equipment, and Depreciation

The Company currently has no depreciable property or equipment. Management expects to acquire property and equipment as business increases. At that time, it will be depreciated over the duration of its estimated useful life.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Management expects to accrue deferred taxes that will relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes and taxable net operating losses that will be available to offset future taxable income.

The Company follows the guidance issued by the Financial Accounting Standards Board ("FASB") relating to accounting for income tax uncertainties. This guidance required that a tax position be recognized or derecognized based on whether it is "more-likely-than-not" to be sustained by the taxing authority upon examination. The Company routinely evaluates potential uncertain tax positions. The company has no uncertain tax positions as of February 28, 2021.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements and during the reporting period. Accordingly, actual results could differ from those estimates.

Advertising and Promotion Costs

The Company accounts for advertising and promotion costs in the period in which the costs are incurred. The Company does not advertise extensively. The total expense for the two months ended February 28, 2021 was $84 and $0 for the year ended December 31, 2020.

NOTE 2 - CONTINGENCIES

The Company has no contingencies as of the issuance of these financial statements.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company is currently in its startup phase and has no outstanding accounts receivable. As it grows it plans solicit a large number of geographically diverse customers.

NOTE 4 – PAID-IN CAPITAL

The Company recorded paid-in capital in the amount of $21,235 for the two months ended February 28, 2021 and $38,406 for the year ended December 31, 2020. This investment was made by the shareholders to fund the ongoing business operations and projects of the company.

NOTE 5 - SUBSEQUENT EVENTS

Subsequent events have been reviewed from February 28, 2021 to the issuance of these financial statements and nothing has occurred that would materially change their presentation.

ISSUERPIXEL, INC.

SUPPLEMENTARY SCHEDULES

For the two months Ended February 28, 2021 and

the Year ended December 31, 2020

The financial information that follows is presented for supplementary analysis purposes only and is not considered necessary for a fair presentation of the basic financial statements.

ISSUERPIXEL, INC.
SCHEDULE OF GENERAL , ADMINISTRATIVE, AND SELLING EXPENSES
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2021 AND
THE YEAR ENDED DECEMBER 31, 2020
(UNAUDITED)

	2/21/2021	12/31/2020
Advertising	$ 84	$ -
Bank Service Charges	55	-
Computer and Internet	5,430	744
Development	5,750	37,880
Hosting Service	-	468
Meeting Expense	-	49
Professional Fees	9,250	11,123
Total	$ 20,569	$ 50,264